UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28658/March 25, 2009

_____
In the Matter of   :
                                          :
FORTRESS BROOKDALE INVESTMENT FUND LLC   :
1345 Avenue of the Americas   :
46th Floor   :
New York, NY 10105   :
                                          :
(811-10127)   :
                                        :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Fortress Brookdale Investment Fund LLC filed an application on
December 10, 2008, and an amendment on February 2, 2009,
requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On February 27, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28639). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary